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Attn:	Matthew Derby

Jan Woo

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

Re:	Starry Holdings, Inc.

Registration Statement on Form S-4

Filed November 5, 2021

File No. 333-260847

Ladies and Gentlemen:

On behalf of our client, Starry Holdings, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 6, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on November 5, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4

Do I have redemption rights?, page xviii

1.

Please revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xx-xxi and 72 of the Registration Statement.

December 17, 2021

2.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages xviii, xx, 15 and 143 of the Registration Statement. In connection with the initial public offering of FirstMark Horizon Acquisition Corp. (“FirstMark”), FirstMark Horizon Sponsor LLC and directors and officers of FirstMark at the time of the initial public offering entered into an IPO Letter Agreement, pursuant to which they agreed to waive their redemption rights with respect to any shares of common stock of FirstMark held by them in connection with the consummation of a business combination or a stockholder vote to approve an amendment to FirstMark’s amended and restated certificate of incorporation to extend the timing by which FirstMark must complete its initial business combination. Other than as set forth in the IPO Letter Agreement, no holder of shares of FirstMark Class A Common Stock were requested to, and no holder of shares of FirstMark Class A Common Stock have agreed to, waive any of their redemption rights.

3.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxi-xxii of the Registration Statement.

4.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78-79 and 147-149 of the Registration Statement.

5.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Registration Statement.

How will the SPAC merger affect my public shares, public warrants and Units?, page xxi

6.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxiii-xxiv and 78 of the Registration Statement.

December 17, 2021

What are the U.S. federal income tax consequences...., page xxii

7.

You state that the SPAC merger will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

Response: The Company acknowledges the Staff’s comment and has filed as Exhibit 8.1 to the Registration Statement the tax opinion required by Item 601(b)(8) of Regulation S-K.

What vote is required to approve each proposal at the special meeting?, page xxii

8.

In light of your IPO Letter Agreement and Sponsor Support Agreement, please clarify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve of the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxviii-xxix of the Registration Statement.

Do any of Firstmark’s Directors or Officers have interests in the business combination that may differ..., page xxiv

9.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20-23 and 147-149 of the Registration Statement.

10.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20-23 and 147-149 of the Registration Statement.

11.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20-23 and 147-149 of the Registration Statement.

December 17, 2021

The Convertible Note Investment, page 4

12.

We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to pages 29-30 and 137-138 of the Registration Statement for discussions of the key terms of the Convertible Notes. The Company has also included disclosure of the potential impact of the Convertible Notes on non-redeeming shareholders on pages xxiv and 201 of the Registration Statement.

The PIPE Investment, page 4

13.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxiii and xxvi of the Registration Statement.

Summary

FirstMark Board’s Reason for Approval of the Business Combination, page 9

14.

You state that for buildings in which Starry’s network has been deployed for at least one year, the average penetration rate is approximately 24%. Please balance this disclosure with a discussion of Starry’s actual penetration rates for each period presented. In this regard, it appears from your disclosures elsewhere that the estimated penetration of Homes Serviceable for fiscal 2021 is 1%.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Registration Statement.

Interests of FirstMark Directors and Officers in the Business Combination, page 20

15.

Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xv-xvii, 20-21 and 146-147 of the Registration Statement.

Risk Factors, page 53

16.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 69 of the Registration Statement.

December 17, 2021

Risks Related to Starry

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses..., page 53

17.

We note that Starry’s management identified material weaknesses in internal control over financial reporting. Please revise to address specifically what remediation efforts you have taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54-55 of the Registration Statement.

Risks Related to the Business Combination and FirstMark

FirstMark identified a material weakness in its internal control over financial reporting. This material weakness could continue..., page 74

18.

We note FirstMark’s management identified a material weakness in internal control over financial reporting existed as of December 31, 2020 due to the misclassification of warrants issued during the IPO which resulted in a restatement. Please revise to specifically discuss any remediation efforts taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Additionally, we note from Firstmark’s September 30, 2021 Form 10-Q that you also identified a material weakness in internal control related to the classification of Class A common stock subject to possible redemption. Please also address your remediation plan related to this matter and revise your current representation of this issue as a significant deficiency rather than a material weakness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80-81 of the Registration Statement.

Background of the Business Combination, page 99

19.

We note that “in October 2020, Mr. Jani had a discussion with Chaitanya (“Chet”) Kanojia, the Chief Executive Officer of Starry, on the emergence of special purpose acquisition companies and the process of undertaking an initial business combination as a possible avenue for taking Starry public”. Please revise to specify the date this discussion took place.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Registration Statement.

20.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 148-149 of the Registration Statement.

December 17, 2021

21.

You state that you entered into non-disclosure agreements with 24 “priority” targets and submitted non-binding indications of interest to five companies. Please discuss the outcome of the communications with these potential targets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106-107 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Description of Minimum and Maximum Allowable Redemption Scenarios, page 182

22.

Please tell us, and revise your disclosures to address what happens if redemptions exceed 32,928,773 shares and the Closing Surviving Cash balance falls below $300 million. In your response, address whether there are options to obtain additional funding and/or whether this requirement can be waived such that the transaction can still take place.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxiv, 36, 68 and 189-190 of the Registration Statement to include commentary about the Company’s ability to waive the Minimum Cash Condition.

23.	Please disclose here the various exchange and conversion ratios used to determine the shares outstanding after consummation of the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 189

24.

We note that Starry’s CEO will receive Class X common stock in the merger, which entitles the holder to 20 votes per share. As the Class X stock appears to be linked to Mr. Kanojia’s employment, please tell us how you considered whether the super-majority voting rights constituted a modification to the founder’s equity and whether you intend to record additional compensation expense as a result of such modification. Refer to ASC 718-20-35-2A. If so, please revise to include the necessary pro forma adjustment to reflect such expense.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Proposed Charter provides that each share of New Starry Class X Common Stock will automatically, without any further action, convert into one share of New Starry Class A Common Stock upon a transfer of such share to a third party, other than to a Qualified Stockholder (as defined in the Proposed Charter). Transfers to Qualified Stockholders would include, for example, transfers to a trust, individual retirement account or foundation of Mr. Kanojia or to another permitted entity affiliated with Mr. Kanojia as long as Mr. Kanojia retains voting and dispositive power over the relevant shares of New Starry Class X Common Stock.

Because Mr. Kanojia cannot transfer shares of New Starry Class X Common Stock (other than to Qualified Stockholders) without such shares losing their super voting rights, the Company has determined that the effective value of a share of New Starry Class X Common Stock is equivalent to the value of a share of New Starry Class A Common Stock.

December 17, 2021

The Company does not believe the creation of the super voting rights materially increases the economic value of Mr. Kanojia’s equity holdings because shares of New Starry Class X Common Stock convert to shares of New Starry Class A Common Stock upon a transfer to any third party other than to a Qualified Stockholder. In addition prior to the closing of the Business Combination, Mr. Kanojia has the contractual right pursuant to Starry, Inc.’s voting agreement entered into by its stockholders to appoint a majority of board of directors of Starry, Inc., and following the closing of the Business Combination Mr. Kanojia by virtue of holding the New Starry Class X Common Stock will have the ability to elect a majority of the board of directors of New Starry. As a result, the creation of the super voting rights does not materially change Mr. Kanojia’s control over the constitution of the board of directors of the Company.

Therefore, the Company believes the change in voting rights will not impact the Company’s pro forma presentation. If the Company determined there were any material changes in value associated with the New Starry Class X Common Stock, the Company would follow the modification guidance in ASC 718 as noted to account for such change.

Information About Starry, page 202

25.

You state that you primarily lease dark fiber from third parties. Please disclose whether the company utilizes any existing third-party networks to provide services to end users. Disclose whether the company utilizes any existing third-party networks to provide services to end-users. To the extent you do, please revise to include a discussion of any agreements with the third-party network providers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 229 of the Registration Statement. These types of third-party agreements are considered operating leases, as disclosed on page F-33 under “Note 11—Commitments and contingencies—Operating leases” in the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starry, page 230

26.

We note that you have a gross loss for each period presented. Please revise to disclose whether there is a minimum amount of revenue that you must generate in order to recover your costs or achieve gross profit. Also, revise to distinguish between those costs and expenses that are fixed and variable in nature. This information will allow investors to better assess the potential profitability of your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 243 of the Registration Statement to disclose the amount of revenue that would have been required to recover its costs and achieve gross profit based on its historical variable spend and fixed costs.

27.

You state on page 53 that management relies on projections and estimates to calculate key performance indicators (KPIs) and other business metrics. We also note that FirstMark reviewed certain metrics and performance indictors as part of the due diligence procedures related to this merger. Please revise here to include a quantified discussion of the KPIs and other metrics used in managing Starry’s business for each period presented, including Addressable Households, Homes Serviceable, Total Subscribers and Penetration of Homes Serviceable. Also, ensure you clearly define how each metric is calculated and include a discussion of any trends, uncertainties and fluctuations in such measures from period to period. Refer to SEC Release No. 33-10751.

December 17, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 247-249 of the Registration Statement to include a quantified discussion of the KPIs and other metrics used in managing Starry’s business for each period presented, including Addressable Households, Homes Serviceable, Customer Relationships, Penetration and ARPU.

Key Non-GAAP Financial Measures, page 231

28.

Please revise the table here to present the corresponding GAAP measures of Net Loss, Gross Profit and Operating Expenses with equal or greater prominence than the related non-GAAP measures. Refer to Question 102.10 of the Non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 248-249 of the Registration Statement to present Net Loss with equal or greater prominence than Adjusted EBITDA.

29.

Please revise to address in more detail why you believe disclosure of Adjusted Gross Profit and Adjusted Operating Expenses is useful to investors and how management uses these measures to evaluate operations. Specifically address why you believe presenting a non-GAAP gross loss measure that excludes depreciation expense related to your distribution systems, which are instrumental to providing your broadband services and generating revenue is useful to investors. Also, tell us how you considered your substantive non-cancelable commitments to expand and maintain your distribution system in the future in your consideration of this non-GAAP measure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 247-249 of the Registration Statement by removing such non-GAAP measures from the section entitled “Starry’s Management’s Discussion and Analysis of Financial Condition and Results of Operation of Starry”. The Company initially provided these non-GAAP measures because the Company believes that such measures more closely approximate the Company’s cash expenses. As a result, non-cash depreciation expense was added back to gross loss and operating expenses to derive the non-GAAP measures.

In consideration of the Staff’s comment number 27 above the Company has revised the disclosure relating to key business metrics and non-GAAP financial measures to provide the key metrics that the Company believes are useful to investors and others in understanding and evaluating its results of operations in the same manner as its management team.

December 17, 2021

Liquidity and Capital Resources, page 238

30.

Please revise to address the fact that you have determined there is substantial doubt about Starry’s ability to continue as a going concern for the next 12-months and disclose the number of months you expect you can continue operations given your current sources of liquidity. Refer to Section III.C of SEC Release No. 33-6835.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 249-250 of the Registration Statement to address these facts.

Strategic Partnership Arrangement, page 239

31.

Please revise to identify the third party with which you have entered into a strategic partnership and discuss the material terms of the agreement, including but not limited to, any termination provisions and revenue sharing arrangements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 250-251 of the Registration Statement.

Beneficial Ownership of Securities, page 268

32.

We note that you now have multiple classes of voting securities issued and outstanding. Please revise to provide beneficial ownership for each class of voting securities before and after the offering. Refer to Item 403 of Regulation S-K. In addition, since the Class X common stock has 20 votes per share, add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table after the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 280-285 of the Registration Statement.

Starry, Inc. Notes to Condensed Consolidated Financial Statements (unaudited)

Note 2. Summary of significant accounting policies

Revenues, page F-16

33.

Please tell us what consideration you gave to disclosing revenue disaggregated between, for example, commercial customers and individual customers, Starry Connect (i.e. low income customers) and other customers, and/or on some other basis of disaggregation. Refer to ASC 606-10-50-5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the disaggregation guidance in ASC 606-10-50-5. Based on the guidance set forth therein, the Company believes that it would be appropriate to disaggregate revenue from residential, low income and commercial customers. However, such amounts were not material for the periods presented.

For the years ended December 31, 2020 and 2019, revenue related to commercial customers was approximately $0.2 million, or 2% of total revenue, and less than $0.1 million, or 2% of total revenue, respectively.

For the nine months ended September 30, 2021, revenue related to commercial customers was approximately $0.6 million, or 4% of total revenue.

December 17, 2021

For the nine months ended September 30, 2021, revenue related to low-income customers (subsidized via the Emergency Broadband Benefit (“EBB”) program) was approximately $0.3 million, or 2% of total revenue. No revenue from low-income customers was recognized in 2020 and 2019.

Given the proportion of revenue related to commercial and low-income customers compared to total revenue, the Company concluded that additional disaggregation would not provide useful information to the users of the financial statements. As the amount of revenue from commercial customers and low-income customers increases in proportion to total revenue, the Company will disclose revenue from each type of customer.

34.

Please revise here to address how you account for the Federal subsidies awarded in 2020 and the monthly subscriber reimbursements that you receive under the FCC’s Emergency Broadband Benefit program, if material, and include the specific accounting guidance applied. In your response, tell us the amount of subsidies received for each period presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has recognized no revenue related to the FCC’s Rural Digital Opportunity Fund (“RDOF”), as its long-form application in connection with the subsidy program is currently pending before the FCC.

For the nine months ended September 30, 2021, revenue recognized related to the EBB program was approximately $0.3 million, or 2% of total revenue.

35.

Please revise to disclose how you account for the revenue earned under your strategic alliance agreements with AEPV and Quanta. Address whether you consider yourself to be the agent or principal for contracts related to these agreements, and provide your accounting analysis. Also address how Quanta is to be paid (e.g., based on revenue or a straight fee) and how that impacts your revenue recognition, as applicable. Refer to ASC 606-10-55-36 through 55-40. In your response, please tell us the amount of revenue earned from these arrangements for each period presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is the principal in the transaction and AEPV and Quanta are not involved in providing services to customers. The Company would like to highlight for the Staff that the Company is providing the service to the customer and not AEPV. Based on the guidance set forth in ASC 606-10-55-37, the Company has control over the services prior to such services being provided to the customer. The Company has discretion in setting the price of the specified services and is primarily responsible for fulfilling the promise to provide the specified services to the customer. On pages F-32-F-33 under “Note 11—Commitments and contingencies—2020 Strategic Partnership Arrangement” in the Company’s audited consolidated financial statements, the Company described the arrangement with AEPV, whereas AEPV agreed to fund the Company for the equipment necessary for the Company to deliver services to customers.

The Quanta Services Agreement requires the Company to offer Quanta the right of first and last refusal to bid on the subcontracting work for building out Starry’s network in certain markets in which Starry intends to provide internet services. In addition, Quanta may choose to introduce Starry to potential utility partners (similar to AEPV). If an agreement is consummated between the Company and any such utility partner, the Company is obligated to pay Quanta a share of the total revenue used to calculate any revenue sharing payment to such utility partner, as defined in the applicable infrastructure use agreement entered into by Starry and the utility partner, for the same length of term as the term of such agreement. As of this filing date no revenue sharing agreements have been consummated via the Company’s strategic alliance with Quanta and therefore no amounts have been paid to Quanta.

December 17, 2021

Note 5. Share-based compensation expense, page F-50

36.

We note you issued restricted stock units in May 2021 that have a service period and a performance condition, which is linked to a liquidity event. Please revise to define what liquidity event(s) will satisfy the performance condition. To the extent this merger transaction will satisfy the performance condition, revise to include a pro forma adjustment for the additional compensation, if any, that will be recorded upon consummation of the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-51 of the Registration Statement to define what liquidity events will satisfy the performance condition. The restricted stock units granted in May 2021 have both a service-based requirement and a liquidity event requirement. The liquidity event requirement will be satisfied on the first to occur of: (1) the day following the expiration of the lock up period that is in effect following a “Listing Event”, provided that a termination event has not occurred, and (2) the consummation of a Sale Event. A “Listing Event” occurs if the Company consummates (i) an initial public offering or direct listing of common stock or, (ii) a merger with a special purpose acquisition company.

From an accounting perspective, the liquidity condition for the restricted stock units will be satisfied upon the close of the Business Combination, thus triggering the recognition of the related stock-based compensation expense at close. The Company has updated the unaudited pro forma condensed combined financial information included in the Registration Statement to include an adjustment to recognize additional compensation expense. The compensation expense recognized is based on the number of restricted stock units outstanding and the requisite service completed as of September 30, 2021 and assumes no forfeitures.

*    *    *    *

December 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Shagufa R. Hossain at (202) 637-2323.

Very truly yours,

/s/ Shagufa R. Hossain
Shagufa R. Hossain of LATHAM & WATKINS LLP

cc:	Chaitanya Kanojia, Starry Holdings, Inc.

William Lundregan, Starry Holdings, Inc.

Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP